Exhibit 77C

Morgan Stanley Special Growth Fund

Meeting Date: October 27, 2011



Approval of an Agreement and Plan of Reorganization between Morgan Stanley Special Growth Fund ("Acquired Fund") and Morgan Stanley Institutional Fund, Inc., on behalf of the Small Company Growth Portfolio ("Acquiring Fund"), under which the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.

For
801,769.600

Withhold
22,297.369

Abstain
59,395.816